UBS SECURITIES LLC

1285 Avenue of the Americas

New York, New York 10019

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York, New York 10019

December 10, 2019

VIA EDGAR

David Link

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CIIG Merger Corp.
Registration Statement on Form S-1
Filed November 22, 2019, as amended
File No. 333-235158

Dear Mr. Link:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other Underwriters, hereby join in the request of CIIG Merger Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Thursday, December 12, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 1,044 copies of the Preliminary Prospectus dated December 9, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Francis Windels
Name: Francis Windels
Title: Managing Director

UBS SECURITIES LLC

By:	/s/ Jeff Mortara
Name: Jeff Mortara
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

As Representatives of the Several Underwriters